Wyrick Robbins Yates & Ponton LLP

Alexander M. Donaldson
adonaldson@wyrick.com

January 21, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Celia A. Soehner

Re:	Nephros, Inc.
Registration Statement on Form S-1
Amended December 24, 2009
File No. 333-162781

Dear Ms. Soehner:

We write this letter on behalf of our client Nephros, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated January 11, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Fee Table

1.	It appears that the information in your “per unit” and “aggregate” columns is reversed. Please revise or advise.

Nephros has revised the fee table as requested, which is included in the amended Registration Statement.

2.
We note your reference to preferred stock in footnote (1).  Please tell us the authority on which you rely to conclude that Rule 416 would deem the registration statement to cover securities of a class differs from those registered.  See also Securities Act Rules Compliance & Disclosure Interpretations Section 613.01, available on the Commission’s web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Division of Corporation Finance
January 21, 2010

The reference to preferred stock in footnote (1) on the cover page of the Registration Statement was an error.  The reference to preferred stock has been removed, which is reflected in the amended Registration Statement.

Prospectus Cover

3.
We note that you have removed the fixed price at which the securities will be sold.  Please tell us when you intend to disclose the fixed price relative to (1) the date that you offer and sell the securities, (2) the date that the registration statement is declared effective, and (3) the date that you used the prospectus.  Cite all authority on which you rely.

The fixed price set forth in the Amendment No. 2 to the Registration Statement that was filed on December 24, 2009 was the price established for the proposed contingent sale of stock to Seaside 88, LP.   That fixed price was removed because the agreement between Nephros and Seaside for that proposed transaction has been terminated.

Nephros intends to rely on Rule 430A, which allows a registration statement to be declared effective without information about the price at which the stock will be sold.  Nephros intends for the Registration Statement to be declared effective without the offering price being set forth in the prospectus.  Nephros will not make any offers until the Registration Statement is effective.  Once the Registration Statement is effective, Nephros would make offers, using the prospectus contained in the effective Registration Statement, and negotiate with prospective purchasers the purchase price for the stock.  All purchasers would pay the same price for the stock.  Once the purchase price is established, Nephros and the purchasers would execute a purchase agreement and Nephros would file with the Commission, pursuant to Rule 424(b)(1), a final prospectus that includes the offering price.  In accordance with Rule 172, Nephros would deliver the final prospectus to the purchasers and then close the sale of the stock.

Nephros is aware that Rule 430A requires that the offering price be set and the final prospectus be filed within 15 business days of the registration statement being declared effective.

Nephros has disclosed on pages 4 and 21 of the amended Registration Statement that the offering price will be negotiated by it and prospective purchasers and that all purchasers will pay the same price.

4.
Please provide the disclosure required by Regulation S-K Item 501(b)(8), including whether you are required to sell any specific number or dollar amount of securities, and the date the offering will end.

Nephros has disclosed the date by which the offering will end, which will be 15 business days from the date of the prospectus.  The prospectus will be dated the date that the Registration Statement is declared effective.  Nephros also has disclosed the fact that there is no required minimum number of shares that must be sold in the offering.  Those disclosures are included on the cover page and pages 4 and 21 of the amended Registration Statement.

Division of Corporation Finance
January 21, 2010

Some shares in this offering might have been offered….page 18

5.	Please tell us why you do not address potential action by the Commission or other authorities.

The risk factor on page 18 of the amended Registration Statement has been revised to include possible Commission action or action by other authorities.

6.	With a view toward disclosure, please provide us your analysis of the materiality of the risk that purchasers of your securities from Seaside 88, LP might also bring claims against you.

Section 11 of the Securities Act allows purchasers who purchase securities that initially were sold to an investor pursuant to an effective registration statement to bring claims against the issuer for losses caused by a material misstatement or a material omission in the registration statement.  This right is independent of and unrelated to any right of rescission that Seaside might have, which right would arise under Section 12(a)(1) of the Securities Act.  In addition, the Section 11 right applies to anyone purchasing stock from a purchaser in any registered offering and is not specific to Nephros or the Registration Statement.  Nephros believes that the disclosure it has made in the Registration Statement complies with the disclosure requirements of Form S-1.  For these reasons, Nephros believes that the possibility that claims may be brought against it by purchasers acquiring the stock from Seaside or any other purchaser is not a material risk.  However, despite Nephros’ assessment of the probability of risk, disclosure regarding the potential risk has been included in the risk factor on page 18 of the amended Registration Statement.

7.	Please tell us how you will reflect the potential liability in your financial statements.

If Seaside were to purchase stock in the  proposed offering, it would then have a possible right of rescission.  If that occurred, Nephros, in accordance with Financial Reporting Release T.211, Accounting Standards Codification System 480, and Item 5-02.28 of Regulation S-X, would reflect the shares purchased by Seaside as either temporary equity or redeemable common stock on its balance sheet and discuss the accounting treatment of the rescission right in a separate footnote to its financial statements captioned either “Redeemable Common Stock” or “Temporary Equity”.  Nephros would work with its auditors and legal counsel to develop the footnote disclosure and would look to financial statement disclosure made by other issuers in their Securities Exchange Act filings.

Plan of Distribution, page 21

8.
For purposes of full disclosure and the liability provisions of the securities laws, including Section 11 of the Securities Act, please state clearly and directly in your prospectus whether you have any oral or written arrangements, understandings or commitments related to the purchase of the securities in this offering.

Nephros has disclosed on page 21 of the amended Registration Statement that it does not have any oral or written arrangements, understandings or commitments related to the purchase of the stock being offered in the offering.

Division of Corporation Finance
January 21, 2010

Executive Compensation, page 56

9.	Please update your executive compensation disclosure for the fiscal year ended December 31, 2009.

Nephros has updated to the fiscal year ended December 31, 2009 the executive compensation disclosure on pages 56-58 and 60-61 of the amended Registration Statement.

*   *   *   *   *

Please be advised that Nephros has made other revisions that update to December 31, 2009 or to a date in January 2010 the disclosure regarding the description of its capital stock on page 22, the market for its common stock on page 37, information regarding its directors and executive officers on pages 52-55, and the beneficial ownership of its stock on pages 63-64 of the amended Registration Statement.

Nephros respectfully submits that the foregoing discussion and revisions are appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson
Alexander M. Donaldson

cc:	Mr. Gerald J. Kochanski